Brandon Lombardi
Tel. 602.445.8335
Fax. 602.445.8679
LombardiB@gtlaw.com
August 12, 2010
VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM
United States Securities and Exchange Commission
Mail Stop 4561
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Courtney Haseley
Re:	TTM Technologies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 15, 2010 Form 8-K/A Filed April 26, 2010 File No. 000-31285
Dear Ms. Haseley:
On behalf of our client, TTM Technologies, Inc. (the “Company”), we are responding to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 23, 2010 to Kenton K. Alder, Chief Executive Officer of the Company. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type. In this letter, references to “we,” “us,” and “our” refer to the Company.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1. Business
Customers and Markets, page 7
1.
Staff Comment: We note in your risk factor disclosure that you appear to be heavily dependent upon the U.S. government for a substantial portion of your business. Please explain why you have not addressed your dependence on the U.S. government in your customer discussion. Please also explain why you have not provided the disclosure required by Item 101(c)(1)(ix) of Regulation S-K.

Company Response: We respectfully advise the Staff that, while the U.S. government is an end user of a significant portion of our products, the portion of our business with the government involves indirect sales through OEMs and EMS resellers and does not involve direct contracts with the government. Substantially all of our sales to these OEMs and resellers are made through firm purchase orders, which are not subject to cancellation, returns, or re-negotiation in the event that the federal end user customer elects to renegotiate or terminate its direct contract with the reseller. Our resellers therefore bear the risk of any renegotiation or termination by federal end user customers. Accordingly, if the government chose to terminate its contracts with our resellers, the impact to our business would be reflected as reduced demand from our customers. In the event that there are changes in the manner in which we conduct business with the government, we will assess the impact of these changes in light of Item 101(c)(1)(ix) of Regulation S-K and will provide related disclosures in future filings as appropriate.

Securities and Exchange Commission
August 12, 2010

Notwithstanding the foregoing, in response to the Staff’s comment, we will revise the customer discussion included in the Business section of future filings to clarify that we are a supplier, primarily as a subcontractor, to the U.S. government, as discussed in the risk factor referenced by the Staff in its comment. In addition, in future filings we will revise that risk factor to clarify that the U.S. government is not a direct customer of our company.

Suppliers, page 9
2.
Staff Comment: We note your disclosure in this section that “most of our raw materials are generally available in the open market from numerous other potential suppliers.” However, on page 18, you state that “components for backplane assemblies in some cases have limited or sole sources of supply.” We further note your response on this issue to our letter dated May 30, 2008, in which we raised comments on your Form 10-K filed on March 17, 2008. Please enhance your discussion of this issue in the Business section of future filings. In this regard, and as appropriate, we would expect such disclosure to discuss the use of raw materials from limited or sole sources of supply in your backplane assembly business segment.

Company Response: Pursuant to the Staff’s comment, we will include the following disclosure in our future filings in order to discuss the use of raw materials in our backplane assembly business segment, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2010:

“Suppliers

The primary raw materials we use in PCB manufacturing include copper-clad laminate; chemical solutions such as copper and gold for plating operations; photographic film; carbide drill bits; and plastic for testing fixtures. Although we have preferred suppliers for some raw materials used in the manufacture of printed circuit boards, most of our raw materials are generally readily available in the open market from numerous other potential suppliers.

The primary raw materials we use in backplane assembly are manufactured components such as PCBs, connectors, capacitors, resistors, diodes, integrated circuits and formed sheet metal, many of which are custom made and controlled by our customers’ approved vendors. These components for backplane assemblies in some cases have limited or sole sources of supply. For example, in some instances our customers will require us to use a specific component from a particular supplier or require us to use a component provided by the customer itself, in which case we may have a single or limited number of suppliers for these specific components.

We typically use just-in-time procurement practices to maintain our raw materials inventory at low levels and work closely with our suppliers to obtain technologically advanced raw materials. In addition, we periodically seek alternative supply sources to ensure that we are receiving competitive pricing and service. Adequate amounts of all raw materials have been available in the past, and we believe this availability will continue into the foreseeable future.”

Securities and Exchange Commission
August 12, 2010

We also advise the Staff that, as a result of our recent business combination with Meadville, our backplane assembly business is not material to our results of operations and is no longer a separate operating segment.

Backlog, page 9
3.
Staff Comment: During your May 6, 2010 earnings call, you disclosed a book to bill ratio for printed circuit boards. However, in your Business section, you do not disclose the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year. Given the apparent importance of this measure to your business, please tell us how you considered disclosing backlog amounts in accordance with Item 101(c)(1)(viii) of Regulation S-K.

Company Response: Pursuant to the Staff’s comment, we will disclose in our future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2010, the dollar amount of backlog orders believed to be firm as of year-end and as of the preceding year-end, together with the portion thereof that is not reasonably expected to be filled within the following 12 months.

Item 1A. Risk Factors
Our results of operations are often subject to the demand fluctuations and seasonality..., page 20
4.
Staff Comment: You indicate that you have “experienced sales fluctuations due to seasonal patterns in the capital budgeting and purchasing cycle, as well as inventory management practice of [your] customers and the end markets [you] serve.” It is unclear to us how you considered disclosing the seasonality risks pertaining to your business in your Business description and Management’s Discussion and Analysis. Refer to Item 101(c)(1)(v) and Item 303(a)(3)(ii) of Regulation S-K

Company Response: Prior to our 2006 acquisition of Tyco Printed Circuit Group, we experienced sales fluctuations due to the seasonal patterns of our customers and end markets. Our acquisition of Tyco Printed Circuit Group and our resulting entry into the aerospace/defense market reduced these prior seasonal fluctuations in our business. As a result, prior to the acquisition of the PCB business of Meadville, no material portion of our business was considered to be seasonal. Following the completion of our acquisition of the PCB business of Meadville, our business is again subject to seasonal fluctuations. In particular, we expect to have higher net sales in the third quarter as a result of end customer demand in anticipation of those customers’ fourth quarter sales of consumer electronics products. Beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2010, we will address seasonality in our Management’s Discussion and Analysis of Financial Condition and Results of Operations. In addition, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2010, we will also address seasonality in our Business section.

Securities and Exchange Commission
August 12, 2010

Item 2. Properties, page 32
5.
Staff Comment: We note that you recently closed two facilities. In future filings, please address the suitability, adequacy, productive capacity and extent of utilization of the owned and leased facilities you identify. Refer to Instruction 1 to Item 102 of Regulation S-K.

Company Response: Pursuant to the Staff’s comment, we will address the suitability, adequacy, productive capacity and extent of utilization of our owned and leased facilities in our future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2010.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 37
6.
Staff Comment: Your “Overview” appears to be more in the nature of a business description and summary of certain financial results than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company’s financial condition and operating results. In future filings, consider expanding your “Overview” to address, for instance, economic or industry-wide factors relevant to the company and the material operational risks and challenges facing you and how management is dealing with these issues. Refer to Section III.A of SEC Release No. 34-48960. For example, consider discussing management’s expectations regarding the impact of the PCB Combination and how it intends to respond to the trends you identified on page 2. This comment also applies to your Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

Company Response: We respectfully advise the Staff that we believe that the discussion in the “Overview” section identifies a number of significant matters with which management is concerned in evaluating our financial condition and operating results, including customer measurement and sales concentration.

However, in light of Release No. 34-48960 and the Staff’s comment, we will include additional disclosure in the “Overview” section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings, beginning with our Quarterly Report on Form 10-Q for the period ended June 28, 2010, relating to additional material operational risks and challenges facing our company and how management has dealt or is dealing with these issues, particularly as a result of our recent Meadville business combination.

Securities and Exchange Commission
August 12, 2010

Item 8. Financial Statements and Supplementary Financial Data
Consolidated Financial Statements
Notes to Consolidated Financial Statements
(6) Composition of Certain Consolidated Financial Statement Captions, page 73
7.
Staff Comment: We note in your disclosure here and in your schedule of valuation and qualifying accounts on page 92 that you record inventory reserves for excess and obsolete inventory. Tell us how you considered the guidance in Chapter 4 footnote 2 of ARB 43 and SAB Topic 5BB, which indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. Please clarify how your accounting method establishes a new cost basis for your inventory and why you believe including this reserve as a valuation and qualifying account is appropriate.

Company Response: We recognize that Note 6 to the consolidated financial statements is presented as net of the reserve for excess and obsolete inventory, and the related reserves are presented in Schedule II. However, the reserve for excess and obsolete inventory is an accounting practice we use for record keeping purposes in order to account for our inventory at the lower of cost or market. The application of the reserve establishes a new cost basis for the applicable inventory. Therefore, as a management tool, our practice is to establish a new cost basis on inventory as facts and circumstances require through the application of our reserve for excess and obsolete inventory methodology.

Our methodology for calculating the reserve ensures that we maintain compliance with the requirements of Chapter 4 footnote 2 of ARB 43 and SAB Topic 5BB. Our methodology does not utilize any general reserve. Rather, reserves are only recorded against specifically identified items, which are then tracked in accordance with the principles of Chapter 4 footnote 2 of ARB 43 and SAB Topic 5BB. To accomplish this, we review inventory each quarter and record specific reserves for inventory where the expected utility of that inventory is less than the existing carrying basis, thereby creating a new cost basis. Additionally, as part of the process we track inventory that previously had a new cost basis established through the excess and obsolete inventory reserve to ensure that it remains recorded at the new cost basis in future periods until it is disposed.

Going forward, we will continue to use our reserve methodology as a management tool for record keeping purposes only and we will ensure in the presentation of inventory in our financial statements and notes (e.g. Note 6) that inventory write downs to a new cost basis are not characterized as an inventory reserve. In addition we will no longer present an excess and obsolete reserve in Schedule II.

Securities and Exchange Commission
August 12, 2010

Item 10. Directors, Executive Officers of the Registrant and Corporate Governance Matters (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 12, 2010)
Committees of the Board of Directors, page 8
8.
Staff Comment: Please advise what consideration you gave to the requirements of Item 407(c)(2)(vi) of Regulation S-K. You indicate that your nominating and corporate governance committee considers diversity when recommending director nominees for election and that the committee “evaluates its effectiveness in achieving diversity on the board of directors through its annual review of board member composition, which identifies ethnicity, gender, and industry experience.” In future filings, we would expect to see more detailed disclosure with respect to how your nominating and corporate governance committee considers diversity in identifying nominees for director, if your nominating and corporate governance committee has a policy with regard to the consideration of diversity in identifying director nominees, and a description of how this policy is implemented, as well as how the nominating and corporate governance committee assesses the effectiveness of its policy.

Company Response: In response to the Staff’s comment and in light of Item 407(c)(2)(vi) of Regulation S-K, we will include the following disclosure in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2010, to be incorporated by reference from our Definitive Proxy Statement on Schedule 14A for our 2011 annual meeting of stockholders:

“The nominating and corporate governance committee identifies and evaluates nominees for our board of directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate, some of which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity, and the extent to which the nominee would fill a present need on our board of directors. The nominating and corporate governance committee evaluates nominees for director in the same manner, regardless of whether the nominee is recommended by a stockholder or other person or entity.

In making its selection of director candidates, our nominating and corporate governance committee bears in mind that the foremost responsibility of a director is to represent the interests of our stockholders as a whole. Directors are expected to exemplify the highest standards of personal and professional integrity and to constructively challenge management through their active participation and questioning. In consideration of these expectations, the nominating and corporate governance committee seeks directors with established strong professional reputations and expertise in areas relevant to the strategy and operations of our company’s businesses. The activities and associations of candidates are reviewed for any legal impediment, conflict of interest or other consideration that might prevent service on our board of directors.

The charter of our nominating and corporate governance committee provides that the value of diversity on our board of directors should be considered, and the nominating and corporate governance committee includes diversity as a key criterion for board composition. While we do not have a formal policy outlining the diversity standards to be considered when evaluating director candidates, our objective is to foster diversity of thought on our board of directors. To accomplish that objective, the nominating and corporate governance committee considers ethnic and gender diversity, as well as differences in perspective, professional experience, education, skill and other qualities in the context of the needs of our board of directors. The nominating and corporate governance committee evaluates its effectiveness in achieving diversity on the board of directors through its annual review of board member composition, which includes an assessment of directors’ ethnicity, gender, and industry experience, prior to recommending nominees for election.”

Securities and Exchange Commission
August 12, 2010

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 12, 2010), page 30
9.
Staff Comment: Item 402 of Regulation S-K requires that you provide compensation information for your principal executive officer (PEO), principal financial officer (PFO), and three of your most highly compensated executive officers other than your PEO and PFO. We note that you provide compensation information for four executive officers, including your PEO and PFO, rather than five officers as contemplated by Item 402(a) of Regulation S-K. Please advise.

Company Response: We respectfully advise the Staff that prior to the consummation of the acquisition of the PCB business of Meadville, we had four executive officers, all of whom were named in Item 11 (as incorporated by reference from our Definitive Proxy Statement on Schedule 14A). As a result, the disclosure in Item 11 was accurate as of the date of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. However, upon the consummation of the Meadville acquisition on April 8, 2010, Mr. Chung Tai Keung became our Chief Executive Officer — Asia Pacific Region. Mr. Chung will be listed as an executive officer in our Annual Report on Form 10-K for the fiscal year ending December 31, 2010 as required by Item 402(a) of Regulation S-K, and relevant 2010 compensation information will be included in our Definitive Proxy Statement on Schedule 14A for our 2011 annual meeting of stockholders.

Form 8-K/A filed April 26, 2010
Exhibit 99.1
Notes to the Financial Statements
34 Reconciliation to US GAAP, page 73
10.
Staff Comment: Please tell us how you considered the guidance of Item 17(C)(2)(iii) of Form 20-F. In this regard, it does not appear that you have presented a statement of cash flows prepared in accordance with generally accepted accounting principles in the United States or with International Accounting Standard No. 7 or alternatively, furnishing in a note to the financial statements a quantified description of the material differences between cash flows reported in accordance with Hong Kong Financial Reporting Standards and cash flows that would be reported in a statement of cash flows prepared in accordance with accounting principles generally accepted in the United States.

Securities and Exchange Commission
August 12, 2010

Company Response: We respectfully advise the Staff that we believe that the statements of cash flows included in our Current Report on Form 8-K/A comply with Item 17(C)(2)(iii) of Form 20-F. The statements of cash flows were prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS), which were modeled after International Financial Reporting Standards. As noted in the Appendix to Hong Kong Accounting Standards (HKAS) 7 Cash Flow Statements entitled “Comparison with International Accounting Standards,” published in January 2010 by the Hong Kong Institute of Certified Public Accountants, there are “no major textual differences between HKAS 7 and IAS 7.” In addition, PricewaterhouseCoopers, independent auditors for Meadville Holdings Limited, audited Meadville’s financial statements and opined that such statements are in conformity with HKFRS. Moreover, based on our review of HKAS 7, IAS 7, and the statements of cash flows for the periods presented, we have concluded that there are no adjustments required to reconcile the presented statements of cash flows to IAS 7 and that the statements of cash flows are presented in accordance with IAS 7. As a result, we believe that the statements of cash flows were presented in compliance with Item 17(C)(2)(iii).

* * * * *
In connection with this response, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8335 or Bruce Macdonough of our office at (602) 445-8305.

Sincerely,
/s/ Brandon Lombardi
Brandon Lombardi
For the Firm

cc:	Steven W. Richards Kenton K. Alder